Exhibit 12.1

	For the Fiscal Years Ended September 30,
	2013	2012	2011	2010	2009
(in thousands, except ratios)
Net income	$47,542	$61,241	$111,843	$7,454	$117,352
Fixed charges	178,196	155,595	130,402	133,737	132,691
Amortization of capitalized interest	2,204	2,221	2,229	2,231	2,214
Capitalized interest	(1,976)	(34)	—	(66)	(1,062)
Loss attributable to non-controlling interests	2,784	2,019	2,134	2,258	1,992
Earnings	$228,750	$221,042	$246,608	$145,614	253,187
Interest expense, net of capitalized interest and amortization of debt issuance costs and accretion of bond discounts	$157,865	$136,070	$109,899	$109,032	$101,407
Capitalized interest	1,976	34	—	66	1,062
Amortization of debt issuance costs and accretion of bond discounts	12,285	9,987	7,811	7,752	8,282
Interest portion of rental expense (1)	1,096	1,256	1,326	1,461	1,515
Accretion of discount to the relinquishment liability	4,974	8,248	11,366	15,426	20,425
Fixed charges	$178,196	$155,595	$130,402	$133,737	$132,691
Ratio of earnings to fixed charges (2)	1.28	1.42	1.89	1.09	1.91
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(1)	A 10% factor was utilized to calculate the interest portion of rental expense, which the Authority believes to be a reasonable approximation.

(2)	Pursuant to Item 503 of Regulation S-K.